

David Nikzad

Founder at Orthogonal

Hawaiian Islands

Message   More...

Orthogonal

bishop oconnell

See contact info

500+ connections

Founder@Orthogonal(Investor In Multiple Great Startups<>Billion Plus In Market Value So Far)Crypto & Cannabis Lover. #ainacoin; Security Token; Land, Farming, Whole Foods, Plant Medicines and More.🙃

What is David's top skill?   ✕

Help us identify relevant opportunities and content for your connections

Online Advertising   Social Media   E-commerce   Digital Strategy

Your response is anonymous and will not be directly shared with your connections or other LinkedIn members. Learn more

None of the above

Articles & activity

3,876 followers

Going ALL IN with Cannabis and Cryptocurrency

David Nikzad
Published on LinkedIn

Orthogonal's crowdfunding campaign closes Monday, April 30th. Take this last opportunity to get in on the ground level of a company dedicated to the power of Ca ...see more

4 Likes

👍 Like   💬 Comment   ➡ Share

See all articles

NEW MOON in Scorpio November 7th 2018~

David shared this

✨🚀🍄 #rideordie
David shared this
5 Likes

✨🐙🚀
David shared this
1 Like

See all activity



